UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the registrant:	Apple Inc.

2. Name of person relying on exemption:

David Einhorn	Greenlight Capital, LP
Greenlight Capital, LLC	Greenlight Capital Qualified, LP
Greenlight Capital, Inc.	Greenlight Capital (Gold), LP
DME Advisors, LP	Greenlight Capital Offshore Partners
DME Capital Management, LP	Greenlight Capital Offshore Master (Gold), Ltd.
DME Management GP, LLC	Greenlight Reinsurance, Ltd.
DME Advisors GP, LLC	Greenlight Masters Partners
Greenlight Masters, LLC
Greenlight Masters GP, LLC

3. Address of person relying on exemption:

c/o Greenlight Capital, Inc.	copy to: Patrick J. Dooley, Esq.
140 East 45th Street	Akin Gump Strauss Hauer & Feld LLP
New York, NY 10017	1 Bryant Park
Attn: Chief Operating Officer	New York, NY 10036
(212) 872-1000

4. Written Materials.  Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

[GREENLIGHT LOGO]

GREENLIGHT CAPITAL URGES APPLE SHAREHOLDERS TO OPPOSE COMPANY’S
PROPOSAL THAT WOULD IMPEDE APPLE’S ABILITY TO UNLOCK SHAREHOLDER VALUE

Recommends Vote AGAINST Proposal 2 Which Eliminates Company’s
Ability To Issue Preferred Stock

Shareholder Since 2010, Greenlight Remains Long Apple

NEW YORK – February 7, 2013 – Greenlight Capital, Inc. (“Greenlight”), a value oriented, research-driven investment management firm, today announced that it is urging fellow shareholders of Apple Inc. (NasdaqGS: AAPL) (“Apple” or the “Company”) to oppose the Company’s attempt to amend its corporate charter.  Greenlight is voting AGAINST Proposal 2 in Apple’s proxy, which would eliminate preferred stock from Apple’s charter and thus restrict the Board’s ability to unlock the value on Apple’s balance sheet.  Greenlight is asking all shareholders to also vote AGAINST Proposal 2 at the upcoming Annual Meeting of Shareholders to be held on February 27, 2013.

A shareholder since 2010, Greenlight believes Apple is a phenomenal company filled with talented people creating iconic products that consumers around the world love.  However, like many other shareholders, Greenlight is dissatisfied with Apple’s capital allocation strategy.  Greenlight believes that the amendment to Apple’s charter in Proposal 2 unnecessarily limits the Board’s flexibility to distribute preferred stock as a means of unlocking shareholder value.  As such, Proposal 2 does not merit shareholder support.

“We believe Apple must examine all of its options to unlock the growing value of its balance sheet for all shareholders,” said David Einhorn, President of Greenlight.  “Over the past several months, we have had an ongoing dialogue with Apple regarding one option to do so, namely the creation of a new security, a perpetual preferred stock that would be distributed at no cost to Apple’s existing shareholders, and would provide an attractive, sustainable dividend while preserving Apple’s financial resources to pursue its business strategy.”

Greenlight first described the concept at a May 2012 investment conference, where Mr. Einhorn demonstrated that Apple could unlock several hundred billion dollars of shareholder value by distributing, to existing shareholders, a perpetual preferred stock.   Since May, Greenlight has had discussions with Apple on this value creation idea, but Apple rejected it outright in September 2012.

Greenlight believes that Apple’s proposal to eliminate preferred stock from its charter is an unprecedented action to curtail the Board’s options.  Greenlight is not aware of any other company that has ever taken this step voluntarily.  Greenlight remains convinced that the issuance of perpetual preferred stock is a viable option for improving Apple’s unsatisfactory capital allocation policy.

Yesterday, in response to Greenlight notifying Apple that it intended to contest Proposal 2, management offered to re-evaluate Greenlight’s idea, but refused to withdraw the charter amendment to eliminate preferred stock.  Greenlight is hopeful that when Apple and its advisers review the idea afresh, it will see the merits and act to unlock value for all shareholders.

Nonetheless, Greenlight believes that eliminating preferred stock from the Company’s charter hinders Apple’s ability to implement value creating options.   Mr. Einhorn continued, “Apple should unlock shareholder value through the distribution of perpetual preferred stock.  We ask shareholders to vote against Proposal 2, thereby expressing to Apple and its Board their support for unlocking value and significantly improving Apple’s current capital allocation policy.”

Proposal 2 actually contains three distinct corporate governance proposals that Greenlight believes need to be unbundled and voted on separately as required by Securities and Exchange Commission rules.  Yesterday, the Company informed Greenlight that Apple would not unbundle the proposals.  Accordingly, Greenlight today initiated a legal action in the U.S. Federal District Court for the Southern District of New York seeking to have the Company conform Proposal 2 to the SEC rules.

Greenlight today issued the following letter to Apple shareholders:

February 7, 2013

VOTE AGAINST PROPOSAL 2 AT THE FEBRUARY 27 ANNUAL MEETING
TO PROTECT YOUR INVESTMENT IN APPLE

Oppose Apple’s Effort To Restrict The Company’s Ability To Unlock Substantial Shareholder Value

Dear Fellow Apple Shareholder,

Greenlight Capital, Inc. (and affiliates, “Greenlight”) has been a significant shareholder of Apple Inc. (“Apple” or the “Company”) since 2010.  We believe Apple is a phenomenal company filled with talented people creating iconic products that consumers around the world love.  We are long-term shareholders of Apple.

However, like many other shareholders, Greenlight is dissatisfied with Apple’s capital allocation strategy.  The combination of Apple’s low (and shrinking) price to earnings multiple and $137 billion  (and growing) hoard of cash on the balance sheet supports Greenlight’s contention that Apple has an obligation to examine all options to create and unlock additional value.

We understand that many of our fellow shareholders share our frustration with Apple’s capital allocation policies.  Apple has $145 per share of cash on its balance sheet.  As a shareholder, this is your money.  Though Apple recently commenced paying a common dividend and initiated a nominal share repurchase program, we believe that there is much more that the Board should do for shareholders.  We believe that it is important for shareholders to send Apple’s Board the message that the current capital allocation policy is not satisfactory, and that after considering all options, Apple’s Board should act to unlock the latent value of Apple’s balance sheet and franchise.  If you share our frustration, please join us in blocking the Company’s effort to restrict its value creation options by voting AGAINST Apple’s plan to amend its corporate charter in Proposal 2 to eliminate preferred stock.

Send Apple And Its Board A Message That We Want Apple To Change Its Capital Allocation
Policy To Unlock Value For Shareholders – VOTE AGAINST PROPOSAL 2

At a May 2012 investment conference, Greenlight introduced the idea that Apple could unlock several hundred billion dollars of shareholder value by distributing to existing shareholders a perpetual preferred stock.

Since then, Greenlight has had discussions with Apple encouraging the Company to distribute perpetual preferred stock as an innovative method of rewarding all shareholders for the Company’s strong balance sheet and substantial cash flows.  Put plainly, Greenlight is encouraging Apple to distribute a perpetual, high-yielding preferred stock directly to shareholders at no cost.  This would enable shareholders to own and separately trade the new preferred shares and Apple’s existing common shares.  Importantly, Greenlight believes these preferred shares represent a simple, low-risk way to reward shareholders without compromising the financial and strategic flexibility of the Company, or forcing the company to incur tax on repatriating its offshore cash balances.

Greenlight suggested an initial preferred share distribution, whereby dividends could be funded on an ongoing basis by a relatively small percentage of the Company’s operating cash flow.  Apple rejected the idea outright in September 2012.  Yesterday, after Greenlight notified Apple of its intention to vote against Proposal 2, Apple said it would reconsider the idea, but refused to withdraw the proxy provision where Apple seeks to eliminate preferred stock from its charter.

The recent, severe under-performance of Apple’s shares, which are down approximately 35% from their peak valuation, underscores the need for the Company to apply the same level of creativity used to develop revolutionary technology for its consumers to unlock the value of its strong balance sheet for its shareholders.

We believe our suggestion of distributing perpetual preferred stock, while innovative, is also quite simple.  Apple could distribute high-yielding, tax efficient preferred stock to existing shareholders at no cost.  This new type of easily tradable preferred security would allow Apple to take advantage of the market’s appetite for yield while preserving future operating and strategic flexibility.  Importantly, we believe this strategy would require no immediate use of cash other than the ongoing dividend, and would not pose any maturity, re-financing, balance sheet, or default risk.

For example, Apple could initially distribute to existing shareholders $50 billion of perpetual preferred stock, with a 4% annual cash dividend paid quarterly at preferential tax rates. Once a trading market is established and the market recognizes the attractiveness of a highly liquid, steady yielding instrument from an issuer backed by Apple’s unmatched balance sheet and valuable franchise, the Board could evaluate unlocking additional value by distributing additional perpetual preferred stock to existing shareholders.  With this conservative action, Greenlight believes the Board could unlock hundreds of billions of dollars of latent shareholder value.

Assuming Apple retains its price to earnings multiple of 10x and the preferred stock yields 4%, our calculations show that every $50 billion of perpetual preferred stock that Apple distributes would unlock about $30 billion, or $32 per share in value.  Greenlight believes that Apple has the capacity to ultimately distribute several hundred billion dollars of preferred, which would unlock hundreds of dollars of value per share.  Further, Greenlight believes additional value may be realized when Apple’s price to earnings multiple expands, as the market appreciates a more shareholder friendly capital allocation policy.

Apple’s Attempt To Remove A Potential Means Of Value Creation
Should Concern ALL Shareholders

As holders of more than 1.3 million Apple shares, Greenlight is alarmed that Apple is attempting to eliminate preferred stock from its corporate charter, hindering its ability to unlock value for shareholders.  This is an unprecedented action to curtail the Company’s options.  We are not aware of any other company that has ever voluntarily taken this step.  Furthermore, over 90% of the S&P 500 companies have the flexibility to issue similar preferred shares.

Apple is attempting to package this provision with two positive corporate governance reforms that we would normally support.  Apple is asking shareholders to approve or disapprove of all three changes in a single bundled vote.

We believe that the Securities and Exchange Commission (“SEC”) proxy rules require that Apple provide for a separate vote on each matter presented to its shareholders for approval at the shareholder meeting.  This ‘unbundling’ rule is designed to permit shareholders to express their vote on each individual matter and to not be forced to vote on a combined package of items.  This prevents companies from forcing shareholders to approve matters that they might not vote for if presented independently.

In our view, Apple’s Proposal No. 2 violates the SEC’s ‘unbundling’ rule because it ties together three separate matters (majority voting for directors, elimination of preferred stock, and establishing a par value for the Company’s common stock) into one proposal.  Apple should be required to unbundle these items into separate proposals to allow the shareholders to make an independent choice on each matter.  Accordingly, Greenlight has initiated a legal action in the U.S. Federal District Court for the Southern District of New York seeking to have the Company unbundle the various components of Proposal 2 so that shareholders can rightfully vote on each individual provision as mandated by SEC rules.

We cannot support the two desirable governance reforms at the expense of limiting Apple’s ability to potentially unlock hundreds of billions of dollars of shareholder value.  Importantly, in its current form, voting AGAINST Proposal 2 does not affect the ‘majority voting’ reform in the short-term, as Board members have already agreed to resign from the Board if they fail to receive a majority of votes cast “for” their election.  As a result, we will vote AGAINST Proposal 2 in Apple’s proxy and we urge you to vote AGAINST the proposal, as well.

Proposal 2 Is Value Destructive, Impedes The Board’s Flexibility,
And Does Not Merit Shareholder Support

Your vote is extremely important, regardless of how many shares you own.  Apple shareholders of record as of January 2, 2013 are entitled to vote at the annual meeting.  Proposal 2 requires the affirmative vote of a majority of the outstanding shares.  If you were an Apple shareholder on the record date, you can still vote AGAINST Proposal 2, even if you already voted your shares.

Greenlight is not asking for your proxy card, so please do not send us your proxy card.  If your Apple shares are held in your own name, please vote AGAINST Proposal 2.  If you hold your Apple shares in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares and only after receiving your specific instructions.  IT IS CRITICAL THAT YOU PROMPTLY GIVE INSTRUCTIONS TO YOUR BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER NOMINEE TO VOTE “AGAINST” PROPOSAL 2.  If you have any questions about voting your Apple shares, please call our proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 949-2583 (banks and brokerage firms should call (212) 269-5550), or email apple@dfking.com.

Thank you for your consideration and support.

Sincerely,

David Einhorn
Greenlight Capital

#   #   #

Media Contacts:
Jonathan Gasthalter/Paul Caminiti/Jonathan Doorley
Sard Verbinnen & Co
(212) 687-8080

Investor Contacts:
Edward McCarthy/Richard Grubaugh/Jordan Kovler
D.F. King & Co., Inc.
(212) 269-5550